EXHIBIT 99.1

Bellatrix Announces Closing of Daewoo Acquisition and Extension of Its Revolving Credit Facilities

CALGARY, Alberta, Nov. 30, 2018 (GLOBE NEWSWIRE) -- Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) (TSX, NYSE: BXE) announces that it has closed the previously announced acquisition of complementary assets from POSCO DAEWOO E&P Canada Corporation (“Daewoo”). The acquired assets are located in Bellatrix’s core Ferrier area of west central Alberta and include approximately 1,250 boe/d (65% natural gas, 35% liquids) of low decline (<15%) production. The acquisition was funded through a combination of $1.75 million in cash and 6.75 million common shares of Bellatrix and had an effective date of September 1, 2018.

Bellatrix recently completed the renewal and extension of its syndicated revolving credit facilities (“Credit Facilities”) and the semi-annual redetermination of the borrowing base thereunder.  The term of the Credit Facilities has been renewed to May 30, 2019, and remains extendible annually thereafter at the option of the Company, subject to lender approval. If not renewed in May 2019, the Credit Facilities would enter a six-month term-out period. As part of the renewal of the Credit Facilities, the borrowing base under the Credit Facilities has been reconfirmed at $100 million (unchanged), with total commitments set at $95 million (unchanged). The next semi-annual redetermination is scheduled for May 2019.

Bellatrix Exploration Ltd. is a publicly traded Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves, with highly concentrated operations in west central Alberta, principally focused on profitable development of the Spirit River liquids rich natural gas play.

For further information, please contact:

Steve Toth, CFA, Vice President, Investor Relations & Corporate Development (403) 750-1270

Bellatrix Exploration Ltd.
1920, 800 – 5th Avenue SW
Calgary, Alberta, Canada T2P 3T6
Phone: (403) 266-8670
Fax: (403) 264-8163
www.bxe.com

FORWARD LOOKING STATEMENTS

Certain information contained in this press release may contain forward looking statements within the meaning of applicable securities laws. The use of any of the words "position", "continue", "opportunity", "expect", "plan", "maintain", "estimate", "assume", "target", "believe" "forecast", "intend", "strategy", "anticipate", "enhance" and similar expressions are intended to identify forward-looking statements. More particularly and without limitation, this document contains forward-looking statements concerning management’s expectations that the next borrowing base redetermination for the Company’s Credit Facilities will occur in May 2019, and that if not renewed in May 2019, the Credit Facilities will enter a six-month term-out period. Forward-looking statements necessarily involve risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions and dispositions, delays resulting from or inability to obtain required regulatory approvals, actions taken by the Company's lenders that reduce the Company's available credit and ability to access sufficient capital from internal and external sources. Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of Bellatrix. In addition, forward looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect and which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on Bellatrix's future operations. Such information may prove to be incorrect and readers are cautioned that the information may not be appropriate for other purposes. Although the Company believes that the expectations reflected in such forward looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because the Company can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development of exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; future commodity prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market its oil and natural gas products. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could affect Bellatrix's operations and financial results are included in reports, including under the heading "Risk Factors" in the Company's annual information form for the year ended December 31, 2017, on file with Canadian and United States securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), through the SEC website (www.sec.gov), and at Bellatrix's website (www.bxe.com). Furthermore, the forward looking statements contained herein are made as at the date hereof and Bellatrix does not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

BARRELS OF OIL EQUIVALENT

The term barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf/bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All boe conversions in this press release are derived from converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.